SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
SCHEDULE 13G


Under the Securities and Exchange Act of 1934



Reptron Electronics, Inc.
------------------------------------------------
(Name of Issuer)



Common Stock, $.01 par value per share
-----------------------------------------------
(Title of Class of Securities)



76026W-10-9
----------------------------------------------
(CUSIP Number)



December 29, 2000
-------------------------------------------------------

Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	[X] Rule 13d-1(b)

	[ ] Rule 13d-1(c)

	[ ] Rule 13d-1(d)



The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.








CUSIP NO. 76026W-10-9				Page 2 of 4 Pages


1)	Name of Reporting Person	Paradigm Capital Management, Inc.

	I.R.S. Identification	IRS No. 14-1770168


-----------------------------------------------------------------------------

2)	Check the Appropriate Box	(a)
	if a Member of a Group	(b)	[X]

-----------------------------------------------------------------------------

3)	SEC Use Only

-----------------------------------------------------------------------------

4)	Citizenship or Place of Organization

		New York
-----------------------------------------------------------------------------

	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	(5)	Sole Voting Power	-0-
	(6)	Shared Voting Power	-0-
	(7)	Sole Dispositive Power	-0-
	(8)	Shared Dispositive Power	798,700

-----------------------------------------------------------------------------

9)	Aggregate Amount Beneficially
	Owned by Each Reporting Person	798,700

-----------------------------------------------------------------------------

10)	Check if the Aggregate Amount in
	Row (9) Excludes Certain Shares	Not Applicable

-----------------------------------------------------------------------------

11)	Percent of Class Represented by
	Amount In Row (9)	12.7%

-----------------------------------------------------------------------------

12)	Type of Reporting Person	IA

-----------------------------------------------------------------------------







Item 1(a)	Name of Issuer:	Reptron Electronics, Inc.

Item 1(b)	Address of Issuer's Principal	14401 McCormick Dr.
		Executive Offices:	Tampa, FL  33626-3046

Item 2(a)	Name of Person Filing:	Paradigm Capital Management, Inc.


Item 2(b)	Address of Principal Business Office:	Nine Elk Street
							Albany, New York  12207

Item 2(c)	Citizenship: US

Item 2(d)	Title of Class of Securities:	Common Stock, $.01 par value
		per share ("Common Stock")

Item 2(e)	Cusip Number:	76026W-10-9

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b)
 or 9c), check whether the person filing is a:

	(e) [X]	an investment advisor in accordance with 240.13d-1(b)(1)(ii)(E).

Item 4.		Ownership.

	(a)	Amount beneficially owned:	         798,700

	(b)	Percent of class:			12.7%

	The percentages in this Report assume that the number of shares of Common Stock issued and outstanding is 6,304,005, as reported in the Issuer's Report on Form 10-Q for the quarterly period ended September 30, 2000.

	(c)	Number of shares as to which the person has:

			(i)	Sole power to vote or to direct the vote:

				-0-

			(ii)	Shared power to vote or direct the vote:

				-0-

			(iii)	Sole power to dispose or to direct the disposition of:

				-0-

			(iv)	Shared power to dispose or to direct the disposition of:

				798,700

Item 5.		Ownership of 5% or Less of a Class.

	If this statement is being filed to report the fact as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.		Ownership of more than 5% on Behalf of Another Person.

	All securities reported in this Schedule 13G Report are owned by advisory clients of the Reporting Person. David A. Weir, Jr., 414 Loudonville Road, Loudonville, New York 12211 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 477,300 shares of Common Stock, or approximately 7.6% of the class outstanding.


Not Applicable

Item 7	       Identification and Classification of the Subsidiary
               Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8		Identification and Classification of Members of the Group.

Not Applicable

Item 9		Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

		By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

		After reasonable inquiry and to the best of my knowledge and belief,
  I certify that the information set forth in this statement is true, complete and correct.


						PARADIGM CAPITAL MANAGEMENT, INC.



Dated:  January 10, 2001		By___/Peter E Bulger_______________________
							(Signature)             Peter E. Bulger


							(Name/Title) Senior Vice President
							Telephone:  (518) 431-3500